August 11, 2024

Hardeep Gulati
Chief Executive Officer
PowerSchool Holdings, Inc.
150 Parkshore Drive
Folsom, CA 95630

       Re: PowerSchool Holdings, Inc.
           Schedule 13E-3 filed July 23, 2024
           File No. 005-93350
           Preliminary Information Statement on Schedule 14C filed July 23,
2024
           File No. 001-40684
Dear Hardeep Gulati:

       We have reviewed your filings and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in the preliminary information statement, unless otherwise indicated.

Schedule 13E-3 and Preliminary Information Statement on Schedule 14C, each filed July 23,
2024
General

1.     In your response letter, please explain why Parent, Merger Sub, BCPE
Polymath
       Intermediate, LLC, BCPE Polymath Topco, LP, and Bain are not affiliates of
       PowerSchool engaged directly or indirectly in the Rule 13e-3 transaction, and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. For guidance, refer to Questions 101.02, 201.01, 201.05, and
201.06 of the
       Division of Corporation Finance   s Compliance and Disclosure
Interpretations for Going
       Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at
       http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. We may have further
       comment.
2.     We note the disclosure on page 7 of the information statement defining
Vista as    certain
 August 11, 2024
Page 2

       entities affiliated with Vista Equity Partners Management, LLC    and
Onex as    certain
       entities affiliated with Onex Corporation.    Please revise to clarify
which entities are
       covered by these defined terms, such that all entities affiliated with Vista Equity Partners
       Management, LLC and Onex Corporation that are filing persons are providing the disclosure required by Schedule 13E-3.
3. Please explain the meaning of the following defined terms and any other terms used in the information statement that have not been defined therein: Owned Company Shares (page
       6), Excluded Shares (page 6), Net Working Capital (page 80), Taxes (page
98), TID
       (page 101), Law (page 105), and Required Financing Information (page
111).
4. In circumstances where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders.
       See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone
       interpretation I.H.7 in the July 2001 supplement to our    Manual of
Publicly Available
       Telephone Interpretations    that is available on the Commission   s
website at
       http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. While we note that you have provided the book value per share of Class A
       Common Stock as of March 31, 2024 on page 128 of the information statement, please revise the information statement to include the remaining information required by Item
       1010(c) of Regulation M-A.
5.     We note the following disclosure on page 4 of the Schedule 13E-3:    The
information
       concerning PowerSchool contained in, or incorporated by reference into, this Transaction
       Statement and the Information Statement was supplied by PowerSchool. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by such Filing Person. No Filing Person, including PowerSchool, is responsible for the
       accuracy of any information supplied by any other Filing Person.    This
statement is
       inconsistent with the disclosures in this filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.
6. We note the Tax Receivable Agreement Presentation by Ernst & Young LLP filed as
       Exhibit (c)(iv) to the Schedule 13E-3. Please revise the information statement to provide the disclosure required by Item 9 of Schedule 13E-3 and Item 1015(b) of Regulation M-A
       for this presentation.
Recommendation of the Special Committee and the Board; Reasons for the Merger, page 45

7. Item 1014(a) of Regulation M-A requires filing persons to state whether they believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. We note disclosure on page 45, and throughout the information statement, that the Board believes
       that the Rule 13e-3 transaction is fair to    PowerSchool and its
stockholders." Please revise
       the filing throughout to articulate whether the Board believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Refer to similar language found in the third sentence of the first whole paragraph on page 75 of the information statement.
8. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d)
 August 11, 2024
Page 3

       and (e) of Item 1014 are generally relevant to each filing person   s
fairness determination
       and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of
       Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April
       13, 1981). Please revise this section to include the factors described in clauses (iii), (iv), and (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Board. In addition, if the procedural safeguard in Item 1014(e) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard.
Opinion of Goldman Sachs & Co. LLC, page 56

9. Under the subsection entitled 'Additional Presentations by Goldman Sachs' on page 64 of the information statement, please expand upon the summaries of the presentations made to the Board on March 5, 2024, April 17, 2024, and April 24, 2024 consistent with the requirements of Item 1015(b)(6) of Regulation M-A. While your disclosure indicates that information in such preliminary presentations is "substantially similar" to the June 6, 2024 presentation to the Board, please revise to summarize the material differences between the
       June 6, 2024 presentation and each of these preliminary presentations. Opinion of Centerview Partners LLC, page 64

10. See comment 9 above. Under the subsection entitled 'Other Presentations by Centerview'
       on page 73 of the information statement, please revise the summaries of the presentations made to the Special Committee on May 6, 2024 and June 5, 2024 to summarize the material differences between the June 6, 2024 presentation to the Special Committee and each of these preliminary presentations.
Position of Vista and Onex as to the Fairness of the Merger, page 74

11. See comment 8 above. Please revise this section to include the factor described in clause
       (iv) of Instruction 2 to Item 1014 of Regulation M-A or explain why such factor was not deemed material or relevant to the fairness determination of Vista and Onex. Additionally, we note that Vista and Onex have expressly adopted the analyses and opinions of the
       Special Committee and the Board in reaching their fairness determination. However, it does not appear that such analyses include consideration of the procedural safeguard in
       Item 1014(e) of Regulation M-A. If the procedural safeguard in Item 1014(e) was not considered, please explain why Vista and Onex believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.
Certain Effects of the Merger, page 76

12. Please provide the disclosure described in Instructions 2 and 3 to Item 1013 of Regulation
       M-A.
Certain Company Financial Forecasts, page 79

13. Disclosure on page 79 of the information statement indicates that "the forecasts reflect numerous variables, assumptions and estimates as to future events made by
       PowerSchool   s management . . ." Please revise to disclose such
assumptions and quantify
       them where practicable.
 August 11, 2024
Page 4

Financing, page 81

14. We note your disclosure regarding the Debt Commitment Letter on page 81 of the information statement. Please expand upon this disclosure to include a summary of the
       Debt Commitment Letter, including any materials conditions, the collateral, and the stated
       and effective interest rates. See Item 10 of Schedule 13E-3 and Item 1007(b) and Item
       1007(d)(1) of Regulation M-A.
Cautionary Statement Regarding Forward-Looking Statements, page 92

15. We note the disclosure on page 92 that the information statement contains forward-
       looking statements,    which are subject to the    safe harbor
created by those sections.    The
       safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not
       available to statements made in connection with a going private transaction. Refer to
       Exchange Act Section 21E(b)(1)(E) and Question 117.05 of the Division of Corporation
       Finance   s Compliance and Disclosure Interpretations for Going Private
Transactions,
       Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009. Please amend the information statement to remove any reference to such safe harbor provisions. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction. Important Information Regarding Vista and Onex, page 129

16. Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(b) of Regulation M-A for each general partner of the limited partnerships listed and any other non-natural persons specified in General
       Instruction C to Schedule 13E-3. Please also revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) for each executive officer and director of Onex Partners Canadian GP Inc., Onex Partners IV GP
       Ltd., and Onex Corporation and for any other natural persons specified in General
       Instruction C to Schedule 13E-3.
 August 11, 2024
Page 5
Where You Can Find More Information, page 138

17. The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in the first paragraph of this section and related disclosure at the bottom of page 19 of the information statement accordingly.
18.    Note that neither Schedule 13E-3 nor Schedule 14C permits general
          forward incorporation    of documents to be filed in the future. The
information statement
       may only incorporate by reference in the manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the information statement must be amended to specifically list any such future filings. Please revise. See General Instruction F of
       Schedule 13E-3, Item 1 of Schedule 14C, and Note D of Schedule 14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-
551-3444.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions